[letterhead of K&L Gates LLP]

April 30, 2010

Christina L. DiAngelo Senior Staff Accountant U.S. Securities and Exchange Commission Washington, DC 20549

Dear Ms. DiAngelo:

This letter responds to the comments you provided in writing to Jay Jacobs, former President of the Embarcadero Funds, Inc. (the “Company”), by letter dated April 14, 2010.  Your comments relate to the Form N-CSR/A filed on behalf of the Company on March 18, 2010 and certain other Company filings.

Please note that, since the filing of the Company’s Form N-CSR/A, three of the series of the Company have been reorganized into the two remaining series of the Company, which now have new names.  The current Absolute Return Fund was, as of December 31, 2009, the date of the financial statements in the Form N-CSR/A filing, known as the Small-Cap Growth Fund.  What was known as the Absolute Return Fund on December 31, 2009 was reorganized into the current Absolute Return Fund.  The current Market Neutral Fund was, as of December 31, 2009, known as the All-Cap Growth Fund.  What was the Alternative Strategies Fund and what was known as the Market Neutral Fund on December 31, 2009 were reorganized into the current Market Neutral Fund.  Thus, currently, the Company consists of two series: the Absolute Return Fund and the Market Neutral Fund (the “Funds”).  The chart below shows the evolution of the Funds and their names in recent years.

During the past several months, in addition to these reorganizations and efforts to deploy new investment strategies for the Funds, the Company has engaged new service providers, with a new distributor, custodian and transfer agent/administrator being engaged during the 2009 fiscal year.  These transitions, designed to enable the Funds to pursue alternative investment strategies using a multi-manager advisory model and to lower fund expenses, posed challenges during the 2009 fiscal year resulting in issues and delays in the preparation and finalization of the Company’s filings earlier this year, as discussed below and noted in your letter.  These issues and delays were discussed extensively with the Company’s Directors and the Board’s Audit Committee at a meeting on March 12, 2010, and the Company’s independent registered public accountant was in contact with the Chair of the Audit Committee before that meeting apprising her of issues and delays in conjunction with the completion of the audit and the Company’s annual report to shareholders.  While the Company was delayed in reporting to shareholders, the delay was partially the result of taking the time necessary to ensure that shareholders were not harmed by a net asset value error detected during the Company’s audit.

The Company believes that part of the delay in completing the audit and reporting to shareholders resulted from service provider transitions during the 2009 fiscal year.  With these transitions now complete, the Company expects that information from the service provider would be available to the auditors in a more timely manner next year, allowing issues, if there are any next year, to be resolved earlier in the audit process so that the Funds can meet the 2011 reporting deadline.  Moreover, the Board has made clear to the Adviser that communication channels between it and the service provider need to improve, and the Adviser has committed to improvements so that the underlying error prompting the delay in reporting would not recur.

We note that the Board of Directors of the Company has been provided a copy of your letter, and these responses.

For ease of reference, we have set forth below your comments, followed by responses to those comments.

Form N-CSR/A

1.

Comment:  The filing is not complete.  Item 2, Code of Ethics and Item 3, Audit Committee Financial Expert are marked as “Not applicable”.  Item 4, Principal Accountant Fees and Services is incomplete.  Please file an amended Form N-CSR to include the information relevant to these items required by Form N-CSR.

Response:  An amended Form N-CSR, with responses to these items and other changes discussed elsewhere in this response, is being concurrently filed today.

2.

Comment:  The Form is improperly titled.  The Form N-CSR/A contains the title, “Annual Report of Proxy Voting Record of Registered Management Investment Company”.  Please use the correct title in the amended filing noted above and in future filings on Form N-CSR.

Response:  The title has been revised and corrected in the amended Form N-CSR.

3.

Comment:  The Registrant did not mail the annual report to stockholders within the time required by Rule 30e-1 under the Investment Company Act of 1940 (“1940 Act”).  Rule 30e-1 requires that “each report shall be transmitted within 60 days after the close of the period for which such report is being made”.  Because the Registrant’s fiscal year is December 31, it should have been mailed to stockholders on or before March 1, 2010.  The date of the Report of Independent Registered Public Accounting Firm included in the annual report, however, is March 10, 2010.  Please explain in your response why the Registrant did not mail its annual report within the time period prescribed by law and what action the Registrant’s Compliance Director and Board of Directors have taken to ensure that this does not occur again.

Response:  During the audit, the independent public accounting firm discovered that the expense limit applicable to two series of the Company had not been calculated correctly during the year.  The expense limit related to two series whose shareholders approved new advisory agreements in June 2009.  As a result of miscommunication between the Adviser and the fund accountant, the expense limit accrual did not exclude certain expenses relating to these series’ proxy solicitations, resulting in an overstatement of net asset value from the time the expense limit was implemented through the end of the fiscal year.  Because the series were so small, the error had a material impact on each series’ net asset values and a number of adjustments and changes needed to be made, reviewed and confirmed before the audited financials could be completed and released, which extended beyond the deadline for mailing the shareholder report.  See also the response to comment 13 below.

The Company believes that the failure to mail the shareholder report by March 1 was partially the result of particular circumstances last year.  As noted above, during fiscal year 2009 the Company changed service providers, and it took more time than usual for the new service provider to receive information from the prior service provider relating to periods prior to the new service provider’s engagement, and to aggregate that information and draft financial statements for the accountant to perform its review.  Because some of the audit work commenced later than it typically would, by the time the error noted above was discovered, it was not possible to resolve the error and complete the financial statements for mailing by March 1.

The Company and the Adviser recognize that such an error cannot recur, and the error was discussed with the Company’s Audit Committee, with the full Board and representatives of the Adviser present, on March 12, 2010.  The Adviser committed to improving its communication efforts with the fund accountant, which the Adviser and its compliance officer recognized as a cause for the underlying net asset value error.  The Board directed the Adviser to increase its vigilance over the Company’s service provider and made clear to the Adviser, and the Adviser agreed, that additional resources would need to be allocated to increase surveillance of the service provider.

4.

Comment:  The Registrant’s Form N-CSR was initially filed on March 11, 2010.  The Form was amended and a Form N-CSR/A was filed on March 18, 2010.  Please explain in your response letter the changes that were made to the Form N-CSR and how such changes were communicated to shareholders.  In the future, when amended filings are made, please include a cover sheet detailing the changes made in the amendment.

Response:  The Form N-CSR was initially, and inadvertently, filed by the service provider on March 11 at the same time as the N-SAR filing.  The N-CSR, however, did not incorporate additional, albeit immaterial, comments.  These changes included the following:

1.  Final edits and revisions to the Shareholder letter, and reformatting of the financial highlights footnotes

2.  Edits to the Reimbursement line item in the Statement of Operations and an edit to the header of the Statement of Operations

3.  Edits to the heading of the Statement of Changes in Net Assets, removing “(unaudited)” from the header

4.  Edits to note 4 of the Notes to Financial Statements indicating that the Adviser reimbursed expenses for certain series, and not just that fees were waived

5.  Edits to note 6 of the Notes to Financial Statements to show which series returns became positive as a result of the receipt of litigation proceeds.

As the shareholder report contained in the March 11 N-CSR filing had not been finalized, it was not physically mailed to shareholders; only the shareholder report contained in the March 18 filing was mailed to shareholders.  As such, since shareholders never received the report contained in the initial filing, it was not necessary to communicate changes between the filings.

In connection with the further amended Form N-CSR, there is a cover sheet explaining changes made from the March 18 filing, including those made in response to your comments.

December 31, 2009 Financial Statements filed on Form N-CSR/A

Shareholder Letter

5.

Comment:  It does not appear that the Registrant met the disclosure requirements of Item 27(b)(7)(i) of Form N-lA.  This Item requires the discussion of the factors that materially affected the fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the fund’s investment adviser.  Please revise the disclosure accordingly.

Response:  The Shareholder Letter has been revised in the amended shareholder report to discuss factors responsive to Item 27(b)(7)(i).  Given the unique circumstances of the Funds, which no longer follow the investment programs in place in 2009 and no longer engage the subadviser providing services during 2009, an extensive report was not initially provided.  The discussion has been expanded in the letter, however, and will be more extensive in future letters.

Expense Illustration

6.

Comment:  Confirm that the “Expense Ratio During Period 7/1/2009 to 12/31/2009” for each Fund is the expense ratio calculated in accordance with Instruction 1(c) to Item 27(d)(1) of Form N1-A.  Instruction 1(c) to Item 27(d)(1) of Form N-1A requires that the expense ratio in the calculation is the expenses for the fund’s most recent fiscal half-year expressed on an annualized basis.  The expense ratios for each Find used in the example are equal to the annual expense ratios disclosed in the financial highlights for the one year period ended December 31, 2009.

Response:  The Expense Illustration has been revised with the corrected annualized expense ratios, and the revised illustration appears in the amended shareholder report.

Statement of Operations

7.

Comment:  Miscellaneous Expenses for the Absolute Return and Market Neutral Funds represent 9% and 11% of Total Expenses, respectively.  Supplementally explain the composition of Miscellaneous Expenses and whether any one expense item included in Miscellaneous Expenses exceeds the 5% disclosure requirements of Article 6-07.2.b of Regulation S-X.

Response:  “Proxy Solicitation” costs for the Absolute Return Fund and Market Neutral Fund represented more than 5% of each such series’ Total Expenses, and the shareholder report has been revised accordingly.

For the Absolute Return Fund, Proxy Solicitation costs were $10,478, and a line item to the Statement of Operations has been added.  “Miscellaneous Expenses” has been reduced accordingly to $7,111.  No other expense item represented more than 5% of Total Expenses.

For the Market Neutral Fund, Proxy Solicitation costs were $10,551, and a line item to the Statement of Operations has been added.  “Miscellaneous Expenses” has been reduced accordingly to $7,429.  No other expense item represented more than 5% of Total Expenses.

8.

Comment:  Note 5 to the Financial Statements discloses that the Funds have adopted a Service and Distribution Plan pursuant to Rule 12b-1 under the 1940 Act.  The Plan authorizes payments by the Funds in connection with the distribution of their shares at an annual rate, as determined from time to time by the Board of Directors, of up to 0.25% of each Fund’s average daily net assets.  State supplementally the amount in basis points of distribution fees that were paid during the year ended December 31, 2009 by the Absolute Return Fund and Market Neutral Fund.  It appears as if these Funds have paid distribution fees in excess of 0.25%.

Response:  The amounts for “Distribution Fees” in the Statement of Operations for the Absolute Return Fund and Market Neutral Fund were incorrectly listed and have been corrected in the amended shareholder report.  For the Absolute Return Fund, the amount of “Distribution Fees” was $3,317, not the $6,370 previously listed, and the difference of $3,053 increases the “Transfer Agent Fees” to $31,148.  For the Market Neutral Fund, the amount of “Distribution Fees” was $2,794, not the $5,140 previously listed, and the difference of $2,346 increases the “Transfer Agent Fees” to $12,404.  The allocation to “Transfer Agent Fees” represents services provided by the various financial intermediaries receiving fees from the Funds, such as maintaining accounts, responding to shareholder inquiries, forwarding shareholder communications, processing and aggregating purchase and redemption orders and processing dividend payments.  Financial intermediaries establish omnibus accounts with the Funds, aggregating the accounts of many different shareholders.  Because the intermediary provides many of the services that the transfer agent would otherwise have to perform if shareholders held their shares directly with the Funds, the transfer agent is relieved of these duties.  Accordingly, a portion of the fees to intermediaries is accounted for under “Transfer Agent Fees” and, because these services are not for distribution, should not have been allocated to “Distribution Fees.”

The amounts of distribution fees paid during the year were based on the average net assets during the period and a distribution fee of .15% for the period January 2009 to May 2009 and of .25% for the period June 2009 to December 2009.

Financial Highlights

9.

Comment:  The total return for the Alternative Strategies Fund is incorrect.  The Financial Highlights table discloses a total return of 4.92%.  Using the beginning net asset value of $2.64 and the ending net asset value of $2.51 and no distributions to shareholders, the correct total return is (4.92%).  The total return information included in the Average Annual Total Return chart for the One Year period is also incorrect.  Please make the appropriate correction and advise us how the Registrant will inform its shareholders about the correction.

Response:  The total return for the Alternative Strategies Fund has been corrected to show a negative 4.92% return rather than a positive 4.92% return.  The Alternative Strategies Fund no longer exists, however, and was reorganized into what is now the Market Neutral Fund.  The revised shareholder report is being mailed to current shareholders of the two remaining series, which includes former shareholders of the Alternative Strategies Fund to the extent they have remained shareholders of the Market Neutral Fund. In addition, a letter will accompany the shareholder report illustrating certain revisions to the report, including the revised performance number.

Notes to Financial Statements

10.

Comment:  Note 2E to the Financial Statements discloses the reclassifications of capital accounts that were made during the fiscal year ended December 31, 2009.  It appears that the reclassifications to Accumulated Net Realized Losses should be positive instead of negative as disclosed.

Response:  The reclassifications should have been positive, and the note has been revised accordingly in the revised shareholder report.

11.

Comment:  Note 6 to the Financial Statements includes the following disclosure:

“For the year ended December 31, 2009, All-Cap Growth Fund, Small-Cap Growth Fund, Absolute Return Fund, Market Neutral Fund and Alternative Strategies Fund received $124,133, $737,508, $358,854, $179,709 and $56,123 of litigation proceeds in connection with prior year’s investment transactions.  These litigation proceeds had the affect of increasing the total return of each Fund.”

The MDFP for each Fund shows the affect on total return as a result of the litigation proceeds as follows:

	With proceeds	Without proceeds
All-Cap Growth Fund	12.34%	7.35%
Small-Cap Growth Fund	12.57%	3.83%
Absolute Return Fund	9.59%	-18.38%
Market Neutral Fund	1.82%	-12.59%
Alternative Strategies Fund	4.92%	-13.26%

Please explain how the litigation proceeds were accounted for in the December 31, 2009 Financial Statements.

Response:  The litigation proceeds were included in the “Realized and Unrealized Gain (Loss) on Investments” in the Funds’ Statement of Operations since the proceeds related to past market timing activity by a third party, and compensated the Funds for harm caused by the trading activity of those parties.

12.

Comment:  In Note 4 to the Financial Statements, disclose what expenses are excluded from the expense limitations currently in effect for the Absolute Return Fund and Market Neutral Fund.

Response:  Note 4 has been expanded to discuss expenses excluded from the expense limitation.  Note that these series no longer exist, as they have been reorganized into the Funds.

Form N-SARB

13.

Comment:  The Registrant’s Form N-SARB filed on March 11, 2010 for the December 31, 2009 reporting period contained the following exception noted in the Report of Independent Registered Public Accounting Firm:

“During the year ended December 31, 2009, the Absolute Return and Market Neutral Funds incorrectly calculated the amount of expenses subject to an expense limitation resulting in the overstatement of the net asset values at December 31, 2009 by $.06 per share (1.97% of net asset value) and $.10 per share (2.22% of net asset value), respectively.  The expense limitations became effective in June 2009, at which time there was a miscommunication as to which expenses were not subject to the expense limitation.  The net assets at December 31, 2009 of the Absolute Return and Market Neutral Funds were $1,308,904 and $1,098,498, respectively.  The Funds are repricing the limited activity of subscriptions and redemptions from the date of the initial miscalculation and the Adviser will reimburse the Funds for any negative impact to the Funds, which is expected to be a minimal amount to each Fund.”

Please explain supplementally what the impact was to the Funds.

Response:  There was no impact to the Funds, as the Adviser reimbursed the Absolute Return Fund $1,933 and reimbursed the Market Neutral Fund $2,211 on March 16, 2010.  While these amounts are relatively small in absolute terms, because these series were so small and because they had limited shareholder activity during the period (since they had not implemented their new investment programs), the error was nevertheless material on a per share basis and as a percentage of net asset value.  Shareholders who redeemed while net asset values of these series were overstated received more proceeds than they should have, but retained these amounts.  Because redeeming shareholders received more than they should have, the remaining shareholders were diluted.  Remaining shareholders, however, were made whole by the subsequent reimbursement.  Please note that these small series have since reorganized into the Funds.

Filing History

14.

Comment:  We have reviewed the Notification of Late Filing on Form 12b-25 (the “Form”) filed March 2, 2010 on behalf of the Registrant related to the Form N-SAR for the fiscal period ended December 31, 2009.  We have evaluated your response to Part III of the Form and have found your reasons for the extension of time, or lack thereof, to be insufficient.  Based upon the reason stated above, we do not consider the Registrant’s Form N-SAR to have been filed timely.

Response:  The Company acknowledges the comment.  At the time of the 12b-25 filing, the Company was still in the process of resolving the error that caused the delay in completing its audit, and did not have all the facts necessary to provide more extensive information in the filing.

15.

Comment:  The Registrant’s most recent 40-17g filing was filed on July 9, 2008.  This filing contains the disclosures required by Rule 17g-1 under the 1940 Act for the period commencing May 8, 2008 and ending May 8, 2009.  Where is the fidelity bond filing for the period beginning May 9, 2009?  Rule 17g-1 under the 1940 Act requires that the filing be made within ten days after the receipt of an executed bond.

Response:  After the transition of service providers, responsibility for making the required fidelity bond filings was not assigned, and the filing was inadvertently missed last year.  The Company does have a current fidelity bond, and the filing will be made in the next few days.  Future filings of the fidelity bond have been assigned to the Funds’ service provider to ensure that they are made in a timely manner.

16.

Comment:  As of the date of this letter, the Registrant’s series and class information included in EDGAR appears to be inaccurate.  Update the series information in EDGAR to reflect the current names of each of the Embarcadero Funds.

Response:  The EDGAR series information has now been updated to reflect the Funds names as of December 31, 2009.  Once the amended N-CSR is filed, they will be further updated to reflect current names, and the information will reflect that three series have been reorganized into the Funds.

In connection with responding to your comments, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) comments by the staff of the SEC or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at 415.249.1070 or Kurt Decko at 415.249.1053.

Regards,

cc:

Richard Sennett

Chief Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

Frank Donaty

Assistant Director

Division of Investment Management

U.S. Securities and Exchange Commission

Louis Becka

Assistant Director

Office of Compliance Inspections and Examinations

U.S. Securities and Exchange Commission

Garrett Van Wagoner

Van Wagoner Capital Management, Inc.

Edwin Restrepo

Embarcadero Funds, Inc.

Board of Directors, Embarcadero Funds, Inc.